Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 18, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE SETS SECOND CONSECUTIVE ALL-TIME SINGLE DAY
VOLUME RECORD ON THURSDAY, SEPTEMBER 18;

This Week Is Poised To Stand As The Busiest In 35 Years

CHICAGO, September 18, 2008 — The Chicago Board Options Exchange (CBOE) announced today that trading volume reached a new all-time high for the second consecutive day.  The 9,998,529 contracts reported traded on Thursday, September 18 was the busiest single trading day in CBOE’s 35-year history, surpassing the 9,745,622 contracts traded on Wednesday, September 17.

The week of September 15 through 19 is poised to stand as the busiest trading week in CBOE history.  The  8,529,348 contracts traded at the Exchange on Tuesday, September 16 rank as the fourth busiest single trading day, while the 6,734,257 contracts traded on Monday, September 15 stand as the sixteenth busiest day in CBOE history.   With one trading day still left this week, volume for the first four days has already totaled more than 34.8 million contracts.  The previous record for weekly trading volume at the Exchange was the 36,355,230 contracts during the week of July 14 through 18, 2008.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CBOE Contacts:
Gail Osten	Gary Compton
(312) 786-7123	(312) 786-7612
osten@cboe.com	comptong@cboe.com

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